File No. 70-8427


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C.  20549

__________________________________________
POST-EFFECTIVE AMENDMENT NO. 2
TO
FORM U-1 APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
____________________________________________

Cinergy Corp.
139 East Fourth Street
Cincinnati, Ohio  45202

(Name of company filing this statement
and address of principal executive offices)

Cinergy Corp.

(Name of top registered holding company parent)

William L. Sheafer
Vice President and Treasurer
Cinergy Corp.
(address above)

(Name and address of agent of service)

Applicant requests that the Commission send copies of all notices, orders and communications in connection herewith to:

Jerome A. Vennemann                           William T. Baker, Jr.
Associate General Counsel                     Reid & Priest LLP
Cinergy Corp.                                 40 West 57th Street
(address above)                               New York, New York  10019

This post-effective amendment supersedes in its entirety the post-effective amendment in this docket filed on October 17, 1997.

Item 1.  Description of Proposed Transactions

     A.  Requested Authorization

    By order dated October 21, 1994 in this file (Release No. 35-26146) ("Merger Order"), the Commission authorized a proposed business combination and related transactions between The Cincinnati Gas & Electric Company, an Ohio gas and electric utility company and exempt holding company ("CG&E"), and PSI Resources, Inc., an Indiana exempt holding company ("PSI"), resulting in the creation of Cinergy Corp., a Delaware corporation ("Cinergy"), as a new registered holding company under the Public Utility Holding Company Act of 1935, as amended ("Act").

    Upon consummation of the Cinergy merger, PSI was merged out of existence and Cinergy became the direct owner of all the outstanding common stock of CG&E and PSI Energy, Inc. ("PSI Energy"), PSI's Indiana electric utility subsidiary. As a result of its ownership of CG&E, Cinergy became the indirect owner of the retail gas distribution assets held by CG&E and its subsidiaries, The Union Light, Heat and Power Company and Lawrenceburg Gas Company. Cinergy also succeeded to indirect ownership of the nonutility subsidiaries and interests held by CG&E and PSI; in connection with the merger, most of these nonutility interests were transferred to a new company, Cinergy Investments, Inc. ("Cinergy Investments"), all of whose outstanding common stock is directly held by Cinergy. (See the corporate chart filed as Exhibit H-1.) The Merger Order reserved jurisdiction over Cinergy's retention of the gas properties of CG&E and the nonutility interests of CG&E and PSI for a three-year period expiring October 21, 1997.

    Prior to the three-year expiration date, Cinergy submitted a filing addressing the retainability of the remaining nonutility properties and requesting a one-year extension in the pending reservation of jurisdiction over the gas properties.

    Cinergy now supersedes that earlier filing with the instant filing. In this filing Cinergy requests a release of the jurisdiction reserved in the Merger Order and authority to retain the gas properties of CG&E and such of the remaining nonutility interests (i.e., not sold or otherwise divested since the Merger Order) that do not qualify as "energy-related companies" as defined in rule 58 under the Act. (The remaining nonutility interests are identified in Item 1.C.1.)

    Cinergy also requests authority to make additional cash investments totaling $570,000, from time to time through December 31, 2002, in two of the retained limited partnership nonutility interests - Blue Chip Opportunity Fund, L.P. (not more than $50,000) and CID Equity Capital III, L.P. (not more than $520,000) - in order to honor capital commitments made by CG&E and PSI prior to the Cinergy merger.

    B.  CG&E Gas Properties

    CG&E owns all the outstanding common stock of The Union Light, Heat and Power Company, a combination gas and electric utility company ("ULH&P"), Lawrenceburg Gas Company, a gas utility company ("Lawrenceburg"), The West Harrison Gas and Electric Company, an electric utility company, and Miami Power Corporation, an electric utility company by virtue of its ownership of a transmission line in Indiana. CG&E also owns 9% of the outstanding voting securities of Ohio Valley Electric Corporation, the owner of a generating station that supplies energy to a Department of Energy project at Portsmouth, Ohio.

    CG&E and its utility subsidiaries provide retail electric and natural gas service in southwestern Ohio and contiguous areas in Kentucky and Indiana. The area served with electricity, gas or both covers approximately 3,000 square miles and has an estimated population of 1.8 million. At and for the 12 months ended September 30, 1997, the original cost of CG&E's consolidated utility plant (excluding common facilities) was approximately $5.42 billion (consisting of electric utility plant of approximately $4.684 billion and gas utility plant of approximately $738 million), and CG&E's consolidated operating revenues were approximately $2.346 billion (consisting of electric operating revenues of approximately $1.851 billion and gas operating revenues of approximately $495 million). As of the same dates for Cinergy and its subsidiaries as a whole, gas utility plant comprised approximately 8 % of consolidated electric and gas utility plant, and gas operating revenues comprised approximately 12 % of total electric and gas operating revenues. At September 30, 1997, CG&E and its subsidiaries provided electric service to approximately 733,000 retail customers and natural gas service to approximately 449,000 retail customers.

    CG&E is engaged in the production, transmission, distribution and sale of electricity and the sale and transportation of natural gas in the southwestern portion of Ohio, serving an estimated population of 1.5 million people in 10 of the state's 88 counties including the cities of Cincinnati and Middletown. CG&E has provided gas service to citizens of Cincinnati and surrounding communities since 1837 and electric service since 1893. At and for the 12 months ended September 30, 1997, the original cost of CG&E's utility plant (excluding common facilities) was approximately $5.04 billion (consisting of electric utility plant of approximately $4.48 billion and gas utility plant of approximately $562 million) and CG&E's operating revenues were approximately $2.21 billion (consisting of electric operating revenues of approximately $1.80 billion and gas operating revenues of approximately $408 million). At September 30, 1997 CG&E had approximately 615,000 retail electric customers and approximately 367,000 retail gas customers.

    ULH&P is engaged in the production, transmission, distribution and sale of electricity and the sale and transportation of natural gas in northern Kentucky, serving an estimated population of 299,000 people in a 500 square-mile area encompassing six counties and including the cities of Newport and Covington. At and for the 12 months ended September 30, 1997, the original cost of ULH&P's utility plant (excluding common facilities) was approximately $356 million (consisting of electric utility plant of approximately $203 million and gas utility plant of approximately $153 million) and ULH&P's operating revenues were approximately $275 million (consisting of electric operating revenues of approximately $195 million and gas operating revenues of approximately $80 million). ULH&P's gas plant constitutes approximately 21% of CG&E's consolidated gas plant, and ULH&P's gas operating revenues approximately 16% of CG&E's consolidated gas operating revenues. At September 30, 1997, ULH&P had approximately 117,000 retail electric customers and approximately 77,000 retail gas customers.

    Lawrenceburg is engaged in the sale and transportation of natural gas to approximately 20,000 people in a 60 square-mile area in southeastern Indiana. At and for the 12 months ended September 30, 1997, the original cost of Lawrenceburg's utility plant was approximately $15 million and Lawrenceburg's operating revenues were approximately $9 million. Lawrenceburg's gas plant constitutes approximately 2% of CG&E's consolidated gas plant, and Lawrenceburg's operating revenues approximately 2% of CG&E's consolidated gas operating revenues. At September 30, 1997, Lawrenceburg had approximately 6,000 retail gas customers.

    The gas properties of CG&E and its utility subsidiaries consist primarily of approximately 5,891 miles of distribution mains. To meet peak system demand, CG&E and ULH&P own and operate three propane-air peak shaving facilities, at which natural gas is mixed with propane air to provide pipeline quality gas. Two of these facilities, the Dicks Creek and Eastern Avenue facilities, are located north of the Ohio River and are used solely to serve CG&E's peak needs. CG&E and ULH&P jointly utilize the Erlanger facility, which is located below the Ohio River, toward the southern extremity of CG&E's and ULH&P's combined properties. The total production capacity of the Dicks Creek and Eastern Avenue facilities at 1,350 Btu's is 140,600 Mcf per day, equivalent to 161,740 Mcf per day of natural gas. The production capacity of the Erlanger facility at 1,350 Btu's is 17,000 Mcf per day, or the equivalent of 19,550 Mcf per day of natural gas. In the Lawrenceburg system an underground natural gas well is used to supplement delivery during peak periods.

    The CG&E and ULH&P distribution properties are physically interconnected. The Lawrenceburg properties (153 miles of main) are not interconnected with those of CG&E and ULH&P. CG&E's and ULH&P's combined properties are directly connected to four interstate pipelines: Columbia Gas Transmission, ANR Pipeline, Texas Eastern Transmission Corporation and Texas Gas Transmission Corporation. Through their interstate pipeline affiliate, KO Transmission Company, which owns an interest in certain pipeline facilities located in Kentucky, CG&E and ULH&P are connected to two additional interstate pipelines, Columbia Gulf Transmission and Tennessee Gas Pipeline. Lawrenceburg, which is organized into two divisions (Lawrenceburg and Brookville), is connected to two interstate pipelines: Texas Gas Transmission serves the Lawrenceburg Division and Texas Eastern Transmission serves the Brookville Division.

    A central organization within Cinergy purchases natural gas supplies on behalf of CG&E, ULH&P and Lawrenceburg from producers and marketers and arranges transportation on one or more of the interstate pipelines. The gas is transported on interstate pipelines either directly to CG&E's and its subsidiaries' distribution systems or is injected into pipeline storage facilities for withdrawal and delivery in the future. Most of CG&E's and its subsidiaries' gas supplies are obtained from the Gulf of Mexico coastal area. CG&E and its subsidiaries have also obtained limited supply sourced from the Appalachian region and the mid-continent (Arkansas-Oklahoma) basin, and from methane gas recovered from an Ohio landfill.

    The gas properties of CG&E, ULH&P and Lawrenceburg are centrally managed by Cinergy and, to assure system reliability and economic dispatch, are centrally monitored and operated from Cinergy's dispatch center in Cincinnati. In addition, the integrity of CG&E's system reliability is dependent upon maintaining a level of service supply through the ULH&P pipeline facilities. CG&E currently receives approximately 23% of its total supply requirements through ULH&P facilities.

    In addition to regulation by the Commission under the Act, CG&E, ULH&P and Lawrenceburg are regulated as to retail gas and/or electric rates and other matters by, respectively, the Public Utilities Commission of Ohio ("PUCO"), the Kentucky Public Service Commission ("KPSC") and the Indiana Utility Regulatory Commission ("IURC"). CG&E and ULH&P are also subject to regulation by the Federal Energy Regulatory Commission ("FERC") under both the Federal Power Act and the Natural Gas Act.

    Prior to the Cinergy merger in 1994, CG&E for many years was an exempt holding company pursuant to section 3(a)(2) of the Act and rule 2 thereunder. The Commission at no time during that period questioned CG&E's exemption from registration on the basis of its common ownership of gas and electric properties, or on any other grounds.

    C.  1994 Nonutility Interests of CG&E and PSI

        1.  Requested Action

    Subsequent events have partially mooted the issues associated with the reservation of jurisdiction in the Merger Order over the nonutility interests of CG&E and PSI. Certain of those interests have been sold or dissolved/1/; certain others are "energy-related companies" under rule 58 (each, a "rule 58 company") and Cinergy has made the requisite filings with the Commission claiming that status for those companies./2/

    Cinergy now requests that the Commission release its jurisdiction and grant Cinergy authority to retain the remaining nonutility interests covered by the Merger Order ("Remaining Nonutility Interests"). Specifically, Cinergy requests authorization to retain the following companies or interests: (1) Tri-State Improvement Company, (2) KO Transmission Company, (3) Enertech Associates, Inc. (formerly Enertech Associates International, Inc.), (4) certain CG&E "good citizen" limited partnership investments (namely, North Rhine I Limited Partnership, North Rhine II Limited Partnership, Franciscan Homes II Limited Partnership, Blue Chip Capital Fund, L.P. and Blue Chip Opportunity Fund, L.P.), (5) South Construction Company, Inc., (6) PSI Power Resource Development, Inc., (7) Cinergy International, Inc. (formerly PSI International, Inc.), (8) PSI Sunnyside, Inc., (9) Cinergy Technology, Inc. (formerly PSI Environmental Corp.), (10) PSI T&D International, Inc., (11) PSI Yacyreta, Inc. and (12) certain PSI Energy "good citizen" limited partnership investments (namely, Cambridge Ventures, L.P., three private equity funds organized by CID Partners - CID Partnership, L.P., CID Ventures, L.P., and CID Equity Capital III, L.P. - and Circle Centre Partners L.P.).

    In addition, with regard to the limited partnership investments in the Blue Chip Opportunity Fund, L.P. and CID Equity Capital III, L.P., Cinergy requests authorization to make additional investments in those funds totaling $570,000 ($50,000 as to the former, $520,000 as to the latter), from time to time through December 31, 2002, in order to fulfill capital commitments made prior to consummation of the Cinergy merger.

    Cinergy will not seek recovery through higher rates to Cinergy system utility customers to compensate Cinergy for any losses or inadequate returns it may experience on capital invested in the Remaining Nonutility Interests. Therefore, the investment risks associated with the Remaining Nonutility Interests will continue to be borne exclusively by Cinergy's shareholders.

    With respect to any of the Remaining Nonutility Interests that are presently inactive,/3/ Cinergy will not "activate" any of these companies ("Activation Commitment") without further express Commission authorization, except for the exclusive purpose of engaging in any of the activities noted below:

      (a) an "exempt telecommunications company" (an "ETC") as defined in the Act;

      (b)  a rule 58 company;

      (c) a "Special Purpose Subsidiary" for EWG /FUCO activities - i.e., a company dedicated, directly or indirectly, and exclusively, to the business of acquiring and holding the securities of, or providing services to, exempt wholesale generators (each, an "EWG") and foreign utility companies (each, a "FUCO") as contemplated by, and subject to the restrictions of, the Commission's orders dated May 8, 1996 and September 21, 1995 in File No. 70-8589 (Release Nos. 35-26486 and 35-26367,
respectively); or

      (d) a direct or indirect subsidiary of Cinergy Solutions, Inc., a Delaware corporation ("Solutions"), to engage in any of the activities that the Commission in its February 7, 1997 order in File No. 70-8933 (Release No. 35-26662) authorized Solutions to engage in, either directly or indirectly through one or more subsidiaries created from time to time.

      2.  Background:  Merger Order /Nonutility Interests of CG&E and PSI

    The Merger Order reserved jurisdiction for three years over the then-existing nonutility interests held directly or indirectly by CG&E and PSI.

    On the CG&E side, these nonutility interests were:

    *Tri-State Improvement Company ("Tri-State"), an Ohio corporation devoted to acquiring and holding property in Ohio, Kentucky and Indiana for substations, electric and gas rights of way, office space, and other uses in connection with the utility business of CG&E and its utility subsidiaries;

    *KO Transmission Company ("KO"), a Kentucky corporation formed in early 1994 to acquire an interest in an interstate natural gas pipeline system located in Kentucky to which CG&E was entitled under a settlement agreement with Columbia Gas Transmission Corporation;

    *Enertech Associates International, Inc. ("Enertech"), an Ohio corporation formed as a vehicle for CG&E to offer utility management consulting services and to pursue investment opportunities in energy-related areas, including demand-side management services, consulting, energy and fuel brokering, engineering services, construction and/or operation of generation, cogeneration, independent power production ("IPP") facilities, and project development; prior to the Cinergy merger, Enertech had acquired Bruwabel and its two Czech subsidiaries, Power Development s.r.o. and Power International s.r.o., to pursue design, engineering, and development work involving energy privatization projects, primarily in the Czech Republic;

    *CG&E Resource Marketing, Inc. ("CG&E Resource Marketing"), a Delaware corporation formed to hold CG&E's one-third general partnership interest in U.S. Energy Partners, a gas marketing partnership;

    *CGE ECK, Inc. ("CGE ECK"), a Delaware corporation organized to hold CG&E's one-third interest in a Czech electric utility company, ECK s.r.o.; and

    *CGE Corp., a Delaware corporation formed to serve as a holding company for certain of CG&E's nonutility investments.

    In addition, CG&E had a number of small, "good citizen" investments in various local entities - North Rhine I Limited Partnership, North Rhine II Limited Partnership, Franciscan Homes II Limited Partnership, Blue Chip Capital Fund, L.P. and Blue Chip Opportunity Fund, L.P.

    The Commission noted that for the year ended December 31, 1993, CG&E's nonutility subsidiaries accounted for less than 1% of CG&E's consolidated revenues.

    The Commission also reserved jurisdiction over the nonutility interests then held directly or indirectly by PSI (other than certain subsidiaries established to facilitate investments in certain privatized Argentine electric utility companies and as to which, prior to the Cinergy merger, PSI had received unqualified exemption orders from the Commission under section 3(b) of the Act/4/), namely:

    *PSI Recycling, Inc. ("Recycling"), an Indiana corporation dedicated to recycling paper, metal and other materials from PSI Energy and other sources;

    *Power Equipment Supply Company ("PESCO"), an Indiana corporation that sold equipment and parts from a canceled PSI Energy generating plant, the Marble Hill nuclear project; PESCO also purchased equipment for resale, brokered equipment, and sold equipment on consignment for others;

    *Wholesale Power Services, Inc. ("Wholesale Power Services"), an Indiana corporation formed to broker power, emissions allowances, electricity futures and related products and services and to provide consulting services in the wholesale power-related markets; through its "IPEX" (International Power Exchange) division, Wholesale Power Services also created, marketed and maintained an electronic bulletin board for the bulk power market;

    *South Construction Company, Inc. ("South Construction"), an Indiana corporation devoted to holding legal title to interests in real estate not used and useful in the conduct of PSI Energy's business or having some defect in title unacceptable to PSI Energy; and

    *PSI Investments, Inc. ("PSI Investments"), an Indiana corporation formed to hold certain nonutility interests of PSI, including a number of then-inactive companies formed under Indiana law - specifically, PSI Power Resource Development, Inc. ("PSI Power Resource Development"), PSI Power Resource Operations, Inc. ("PSI Power Resource Operations"), PSI International, Inc. ("PSI International") and PSI Sunnyside, Inc. ("PSI Sunnyside"), each of which was formed to develop, operate and maintain IPP or cogeneration projects; PSI Environmental Corp. ("PSI Environmental"), formed to provide energy-related environmental services; and, finally, PSI T&D International, Inc. ("PSI T&D International") and PSI Yacyreta, Inc. ("PSI Yacyreta"), each of which was formed to acquire, directly or indirectly, interests in FUCOs. In connection with its Argentine utility investments (see above), PSI also had established Energy Services Inc. of Buenos Aires ("Energy Services of Buenos Aires"), a then inactive Indiana corporation, to provide operating and consulting services to foreign utilities, initially in Argentina.

    Finally, like CG&E, PSI Energy held "good citizen" investments in various local funds or partnerships - Cambridge Ventures, L.P. and three private venture capital funds organized by CID Equity Partners, all of these entities having been formed to raise capital for investments in start-up or early stage Indiana and other midwestern companies, and Circle Centre Partners L. P., a Delaware limited partnership formed to invest in Circle Centre, a retail shopping mall then under construction in downtown Indianapolis.

    The Commission noted that PSI's nonutility investments were insubstantial, accounting for less than 1% of PSI's 1993 operating revenues.

        3.  Status of 1994 Nonutility Interests

    The following updates information for each of the nonutility interests over which the Commission reserved jurisdiction in the Merger Order. At and for the 12 months ended September 30, 1997, the balance of the nonutility companies and interests still under Cinergy ownership (including rule 58 companies) comprised less than 1% of Cinergy's consolidated assets and revenues.

        a.  CG&E Nonutility Interests:  Tri-State Improvement Company

    Tri-State is a direct subsidiary of CG&E and its business remains the acquisition and holding of property in Ohio, Kentucky and Indiana for substations, electric and gas rights of way, office space, and other uses in connection with the utility business of CG&E and its utility subsidiaries. At September 30, 1997 and for the 12 months then ended, Tri-State had total assets of approximately $37 million and operating revenues of approximately $1.5 million./5/

        b.  CG&E Nonutility Interests:  KO Transmission Company

    KO, a FERC-regulated pipeline subsidiary of CG&E, was formed in early 1994 for the specific purpose of acquiring an interest in an interstate gas pipeline system located in Kentucky to which CG&E was entitled under a litigation settlement with Columbia Gas Transmission Corp. ("Columbia Gas").

    Pursuant to a 1989 FERC-approved "global" offer of settlement, and the FERC's February 1996 order granting KO a certificate of public convenience and necessity under the Natural Gas Act together with a blanket certificate to offer firm and interruptible transportation service,/6/ KO acquired from Columbia Gas (1) an undivided approximate one-third interest (equivalent to 221,000 Dekatherms per day ("Dth/d")) in certain natural gas facilities of Columbia Gas known as the "Kentucky System," consisting of various pipeline, looping and related equipment, which extends northward about 90 miles from an interconnection with Columbia Gulf Transmission Company in Menifee County, Kentucky to a terminus at the Cold Spring Station interconnection with ULH&P in northern Kentucky; and (2) a 100% interest in another, much shorter interstate gas pipeline facility of Columbia Gas, Line AM-4, which extends northwesterly about 3 miles from the Cold Spring Station interconnection to an interconnection with CG&E's natural gas facilities at the Kentucky-Ohio border on the Ohio River.

    On June 1, 1996, KO commenced its business of transporting natural gas in interstate commerce over the facilities acquired from Columbia Gas. To date, all of KO's entitlement to capacity on the Kentucky System has been contracted to CG&E and ULH&P on a firm basis to help meet their gas supply obligations. At September 30, 1997 and for the 12 months then ended, KO had total assets of approximately $1.6 million and operating revenues of approximately $946,000./7/

         c. CG&E Nonutility Interests: Enertech Associates, Inc. (formerly Enertech Associates International, Inc.)

    On October 25, 1995, a suit was filed in the Federal District Court for the Southern District of Ohio by three former employees of Enertech, naming as defendants Enertech, Cinergy, Cinergy Investments and certain senior officers of those companies. The lawsuit, which stems from the termination of employment of the three former employees, alleges that they entered into employment contracts with Enertech based on the opportunity to participate in potential profits from future investments in energy projects in central and eastern Europe. The suit alleges causes of action based on, among other theories, breach of contract related to the events surrounding the termination of their employment and fraud and misrepresentation related to the level of financial support for future projects. The suit alleges compensatory and punitive damages. The defendants are vigorously defending the suit. The matter is pending.

    In June 1996, Cinergy Investments sold what remained of Enertech's investment in Bruwabel and its subsidiaries to a non-affiliated buyer.

    In 1997, Enertech changed its name to "Enertech Associates, Inc."

    Except in connection with the Enertech lawsuit, Enertech is inactive.

    At September 30, 1997 and for the 12 months then ended, Enertech had total assets of approximately $5 million and net income loss of approximately $2 million.

         d.  CG&E Nonutility Interests:  Cinergy Resources, Inc.
             (formerly CG&E Resource Marketing)

    In the summer of 1995, CG&E Resource Marketing withdrew from its gas marketing partnership with Public Service Electric & Gas Company, conducted under the name U.S. Energy Partners, in which CG&E held a one-third interest. Renamed Cinergy Resources, Inc. ("Cinergy Resources"), this company has continued in the gas marketing business on a stand-alone basis, serving residential, commercial and industrial customers in Ohio, Indiana and Kentucky. In connection with its retail gas marketing business, Cinergy Resources acquires gas supplies and related transportation capacity.

    Recently, Cinergy Resources expanded its business to include retail marketing of electricity. Cinergy Resources is participating in the pilot program in Pennsylvania under which electric customers throughout the state will have the right to choose their electricity supplier. Cinergy Resources began delivering power to Pennsylvania customers in December 1997.

    Cinergy Resources is a rule 58 company and direct subsidiary of Cinergy Investments. For further information concerning Cinergy Resources, including financial information, see Cinergy's quarterly reports on Form U-9C-3.

          e.  CG&E Nonutility Interests:  CGE ECK, Inc.

    As noted above, CGE ECK was created to hold CG&E's one-third interest in a Czech electric utility company, ECK s.r.o. After the Cinergy merger CGE ECK reduced its ownership interest in ECK s.r.o. In mid 1997 CGE ECK sold what remained of its interest in ECK s.r.o and was dissolved effective December 31, 1997.

          f.  CG&E Nonutility Interests:  CGE Corp.

    As contemplated in the Merger Order, CGE Corp. was merged with and into Cinergy Investments on October 24, 1994, the date the Cinergy merger was consummated. The separate corporate existence of CGE Corp. thereupon ceased and Cinergy Investments succeeded to ownership of the nonutility interests held by CGE Corp.

          g.  CG&E Nonutility Interests:  "Good Citizen" Limited
              Partnership Investments

    The Merger Order reserved jurisdiction over five small "good citizen" limited partnership investments of CG&E: three investments in limited partnerships dedicated to investing in, owning, rehabilitating and maintaining apartment buildings for low-income people within the CG&E service territory: North Rhine I Limited Partnership ("North Rhine I"); North Rhine II Limited Partnership ("North Rhine II"); and Franciscan Homes II Limited Partnership ("Franciscan Homes"). In addition, CG&E held small minority interests in two limited partnerships formed to invest in small and minority- or female-owned businesses in the service territories of CG&E and its subsidiaries: Blue Chip Capital Fund, L.P. ("Blue Chip Capital") and Blue Chip Opportunity Fund, L.P. ("Blue Chip Opportunity").

    As of September 30, 1997, CG&E's aggregate investments and corresponding limited partnership interests in these funds were approximately as follows: North Rhine I - $9,000 investment, 2% interest; North Rhine II - $86,000 investment, 6% interest; Franciscan Homes - $2,000 investment, 2% interest; Blue Chip Capital - $509,000 investment, 2% interest; and Blue Chip Opportunity - $400,000 investment, 4% interest.

    At the end of January 1998, pursuant to CG&E's original $500,000 capital commitment which predated the Cinergy merger, Cinergy made an additional investment in Blue Chip Opportunity on CG&E's behalf, raising CG&E's total investment therein to $450,000.

    Cinergy requests authority, through December 31, 2002, to fund the balance of CG&E's remaining capital commitment to the Blue Chip Opportunity fund - $50,000.

    Any further investments by Cinergy or CG&E or any associate company in this or any other of the funds described above would only be made pursuant to a separate order or orders from the Commission or as permitted by rule 40(a)(5).

        h.  PSI Nonutility Interests:  PSI Recycling, Inc.

    In August 1996, Cinergy Investments sold substantially all the assets of Recycling to a non-associate company. In December 1997, Recycling was dissolved.

        i.  PSI Nonutility Interests:  Power Equipment Supply Company

    In late 1995, PESCO sold the assets of its North American Machinery Division to a nonaffiliated buyer. PESCO discontinued operations in 1996 and was dissolved effective December 31, 1997.

        j. PSI Nonutility Interests: Cinergy Capital & Trading, Inc. (formerly Wholesale Power Services, Inc.)

    In 1995, Wholesale Power Services received authorization from the FERC to sell electricity to non-associates at market-based rates, but was otherwise inactive./8/ In 1996, Wholesale Power Services discontinued its IPEX Division, established to operate an electronic bulletin board for the bulk power market. In January 1997, Wholesale Power Services was renamed "Cinergy Capital & Trading, Inc." ("Cinergy Capital & Trading").

    In June 1997, Cinergy Capital & Trading acquired the assets of Greenwich Energy Partners, a limited partnership based in Connecticut engaged in the business of trading and marketing natural gas and oil and derivative commodity instruments. With the acquisition of Greenwich Energy, Cinergy Capital & Trading resumed limited active operations. At year-end 1997, Cinergy Capital & Trading had not yet commenced power trading activities. Cinergy Capital & Trading will market and trade electricity and natural gas and other energy commodities, together with derivative commodity instruments, on a nationwide basis. Cinergy Capital & Trading also markets related technical consulting services.

    Cinergy Capital & Trading is a rule 58 company and direct subsidiary of Cinergy Investments. For further information on Cinergy Capital & Trading, including financial information, see Cinergy's quarterly reports on Form U-9C-3.

         k.  PSI Nonutility Interests:  South Construction Company, Inc.

    South Construction is a direct subsidiary of PSI Energy and functionally similar to Tri-State, CG&E's real estate subsidiary. Like Tri-State, South Construction is devoted to holding title to interests in real estate in connection with the utility business of PSI Energy.
However, in its case, it holds title to interests in real estate either not used and useful in the conduct of PSI Energy's business or having some defect in title unacceptable to PSI Energy. At September 30, 1997 and for the 12 months then ended, South Construction had no assets and no net income or loss.

        l.  PSI Nonutility Interests:  PSI Investments, Inc.

     In connection with the formation of Cinergy Investments, this former nonutility subholding company of PSI was merged out of existence, with Cinergy Investments succeeding to its nonutility interests. See discussion above of CGE Corp.

        m.  PSI Nonutility Interests:  PSI Power Resource Development, Inc.

     This company, a direct subsidiary of Cinergy Investments, remains inactive.

        n.  PSI Nonutility Interests:  Cinergy-Cadence, Inc.
            (formerly PSI Power Resource Operations, Inc.)

    This formerly inactive subsidiary was activated and renamed Cinergy-Cadence, Inc. ("Cinergy Cadence") to hold Cinergy's one-third equity interest in Cadence Network LLC ("Cadence Network"), a joint venture company formed in September, 1997 by Cinergy, New Century Energies and Florida Progress to market a variety of energy-related products and services - including billing, information and pricing services, energy management services, and commodity procurement - to commercial customers that operate in multiple locations across the country. The sole purpose and activity of Cinergy Cadence, which is a direct subsidiary of Cinergy Investments, is to hold Cinergy's interest in Cadence Network, a rule 58 company. Accordingly, Cinergy Cadence itself is a rule 58 company. For financial and additional information concerning Cinergy Cadence and Cadence Network, see Cinergy's quarterly reports on Form U-9C-3.

       o.  PSI Nonutility Interests:  Cinergy International, Inc.
           (formerly PSI International, Inc.)

    This company, a direct subsidiary of Cinergy Investments, remains inactive. In 1997 its name was changed to Cinergy International, Inc. ("Cinergy International").

       p.  PSI Nonutility Interests:  PSI Sunnyside, Inc.

    This company, a direct subsidiary of Cinergy Investments, remains inactive.

       q.  PSI Nonutility Interests:  Cinergy Technology, Inc.
           (formerly PSI Environmental Corp.)

    This company, a direct subsidiary of Cinergy Investments, was activated in 1995 to pursue business opportunities in the United States relating primarily to the commercialization of electrotechnologies. These are activities that, but for the Enertech litigation, Enertech would have pursued.

    Cinergy Technology is a party to a marketing arrangement with a manufacturer pursuant to which Cinergy Technology receives royalty payments from the manufacturer's sale of certain portable electronic meters (whose technology Cinergy Technology personnel helped to develop) that record a variety of energy-related measurements which can be downloaded to a personal computer for analysis. In the third quarter of 1997, Cinergy Technology made a minor investment pursuant to rule 58 in a small, privately held company established to patent and commercially develop non-polluting energy production technologies, including those involving the generation of electricity from low energy induced reactions in solids. Cinergy Technology has also been working with outside parties to develop and commercialize stationary electric power generation systems employing fuel cell technology, as well as a silicon transfer switch capable of transferring a customer's normal electric service to an alternate circuit in a small number of milliseconds. In 1997 Cinergy Technology also investigated the possibility of investing in another small, privately-held company that holds a patented technology relating to power conversion and control.

    Cinergy Technology is also a party to several contracts, all of which predate the Telecommunications Act of 1996, relating to the provision of telecommunications services and products in the Cincinnati area. These contracts are in the process of being assigned to an affiliate, Cinergy Communications, Inc., which was certified in 1996 by the Federal Communications Commission as an ETC.

    In 1996 Cinergy Technology made an investment pursuant to rule 40(a)(5) under the Act in the Cincinnati Equity Fund, a private fund established to assist in efforts to rejuvenate and promote the downtown Cincinnati area through real estate development.

    At September 30, 1997 and for the 12 months then ended, Cinergy Technology had total assets of approximately $1.2 million and operating revenues of approximately $500,000.

       r.  PSI Nonutility Interests:  PSI T&D International, Inc./PSI
           Yacyreta, Inc.

    Both of these companies, originally formed to acquire, directly or indirectly, interests in FUCOs, remain inactive. PSI Yacyreta is a direct subsidiary of PSI T&D International, which is a direct subsidiary of Cinergy Investments.

        s.  PSI Nonutility Interests:  Energy Services Inc. of Buenos Aires

    This inactive company was dissolved in January 1995.

        t. PSI Nonutility Interests: "Good Citizen" Limited Partnership Investments

    Like CG&E, PSI Energy held a number of small "good citizen" limited partnership investments over which the Commission reserved jurisdiction in the Merger Order.

    PSI Energy had invested in Cambridge Ventures, L.P. ("Cambridge Ventures"), a private fund licensed by the U.S. Small Business Administration as a small business investment company, dedicated to making investments in start-up Indiana companies. PSI Energy also had invested in three private equity funds organized by CID Equity Partners - CID Partnership, L.P. ("CID Partnership"), CID Ventures, L.P. ("CID Ventures" and CID Equity Capital III, L.P. ("CID Equity Capital") - dedicated to venture capital investments in start-up and early stage companies with an exclusive focus on the Midwest. CID Partnership invested in start-ups, expansion financings and buy-outs of a total of 20 Indiana companies in the medical technology, manufacturing, business services and information technology industries before concluding new investment activity in 1992. CID Ventures was created to provide equity capital for growth companies located throughout the Midwest and invested in 14 companies before concluding new investment activity in 1993. Its industry concentrations were similar to those of CID Partnership, but with slightly different emphases. CID Ventures made follow-on investments in existing portfolio companies through 1995. CID Equity Capital was formed in 1992 to provide equity capital for Midwest growth companies. It invested in 16 companies before concluding new investment activity in 1995. CID Equity Capital continues to make follow-on investments in existing portfolio companies. The fund's investments are concentrated in information technology companies.

    Finally, the Commission reserved jurisdiction over PSI Energy's limited partnership investment in Circle Centre Partners L.P. ("CCP"), a Delaware limited partnership formed to invest in Circle Centre, a retail shopping mall in downtown Indianapolis, Indiana, then under construction. The 19 limited partners of CCP collectively have a 63% equity interest in CCP; the remaining 37% equity interest is held by Circentre Incorporated, as general partner. The CCP limited partners include some of the largest businesses in Indiana. In addition to PSI Energy, investors include Ameritech Indiana, Banc One Indiana Corporation, Bankers National Life Insurance Company (a subsidiary of Canseco, Inc.), LRP Master Trust (a retirement plan trust for Eli Lily and Company), MPP Development Company (an affiliate of Marsh Supermarkets, Inc. Retirement Plan Trust) and IPALCO Enterprises, Inc. CCP has an 85% interest in Circle Centre Development Company ("CCDC"), an Indiana general partnership that is the official developer and operator of Circle Centre and leases the realty and buildings from the City of Indianapolis. Simon Property Group, L.P. has the remaining 15% interest in CCDC and acts as the managing general partner of CCDC.

    Opened in September 1995, Circle Centre is an 800,000 square foot retail shopping mall located one block south of Monument Circle, the center of downtown Indianapolis. It has two anchor department stores, 85 smaller shops, and an entertainment component that includes a multi-screen cinema, nightclubs and restaurants. The mall incorporates and preserves nine historic facades and parts of two other historic structures.

    Conceived in the 1980s to stem declining retail sales in downtown Indianapolis, Circle Centre reflects a public/private partnership between the City of Indianapolis and the Indianapolis business community. The site was assembled by the City and included several historic structures. It sat vacant for much of the 1980s while financing alternatives were canvassed and discussions with potential tenants proceeded. Ultimately, the City provided over half the project's financing through "tax-increment" bonds, the Indianapolis business community supplied one-quarter of the financing, and a construction loan furnished the balance of the needed funds. Specifically, the City provided approximately 60% ($187 million) of the $307.5 million cost of the project through the sale of tax-increment bonds; almost a quarter of the overall financing cost ($75 million) was furnished through equity raised by CCDC ($40 million of which was supplied by the 19 limited partners of CCP); and the remainder of the project cost (approximately $45 million) was raised with the proceeds of a bank construction loan.

    Since opening, Circle Centre has proved a success for the developer and the City of Indianapolis. In the first year of commercial operations, retail sales exceeded $400 per square foot. Circle Centre has sparked new development in the downtown area, and downtown hotel occupancy rates and convention center bookings have increased./9/

    As of September 30, 1997, PSI Energy's aggregate investments and corresponding limited partnership interests in Circle Centre and the other partnerships described above was approximately as follows: Cambridge Ventures - $525,000 investment, 9% interest; CID Partnership - $314,000 investment, 3% interest; CID Ventures - $656,000 investment, 3% interest; CID Equity Capital - $2.6 million, 8% interest; and Circle Centre Partners
- $3,015,000 investment, 5% interest.

    Cinergy requests authority, through December 31, 2002, to fund the balance of PSI Energy's remaining commitment to CID Equity Capital - $520,000. This commitment was made in connection with PSI Energy's initial investment in the fund prior to the Cinergy merger.

    Any further investments by Cinergy or PSI Energy or any associate company in this or the other funds described above would only be made pursuant to a separate order or orders from the Commission or as permitted by rule 40(a)(5).

    D.  Rule 54 Analysis

    Rule 54 provides that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if paragraphs (a), (b) and (c) of rule 53 are satisfied. Cinergy satisfies all of these conditions.

    Rule 53(a)(1): At September 30, 1997, Cinergy had invested, directly or indirectly, an aggregate of approximately $475 million in EWGs and FUCOs. The average of the consolidated retained earnings of Cinergy reported on Form 10-K or Form 10-Q, as applicable, for the four consecutive quarters ended September 30, 1997 was approximately $992 million. Accordingly, based on Cinergy's "consolidated retained earnings" at September 30, 1997, and taking into account Cinergy's "aggregate investment" as of that date, Cinergy had available investment capacity under rule 53 of approximately $21 million.

    Rule 53(a)(2): Cinergy maintains books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly holds an interest. At present, Cinergy does not hold any interest in a domestic EWG; Rule 53(a)(2)(I) is therefore inapplicable.

    In accordance with Rule 53(a)(2)(ii), the books and records and financial statements of each foreign EWG and FUCO which is a "majority-owned subsidiary company" of Cinergy are kept in conformity with and prepared according to U.S. generally accepted accounting principles ("GAAP"). Cinergy will provide the Commission access to such books and records and financial statements, or copies thereof, in English, as the Commission may request.

    In accordance with Rule 53(a)(2)(iii), for each foreign EWG and FUCO in which Cinergy directly or indirectly owns 50% or less of the voting securities, Cinergy will proceed in good faith, to the extent reasonable under the circumstances, to cause each such entity's books and records to be kept in conformity with, and the financial statements of each such entity to be prepared according to, GAAP. If such books and records are maintained, or such financial statements are prepared, according to a comprehensive body of accounting principles other than GAAP, Cinergy will, upon request of the Commission, describe and quantify each material variation from GAAP in the accounting principles, practices and methods used to maintain such books and records and each material variation from GAAP in the balance sheet line items and net income reported in such financial statements, as the case may be. In addition, Cinergy will proceed in good faith, to the extent reasonable under the circumstances, to provide access to the Commission to such books and records and financial statements, or copies thereof, in English, as the Commission may request, and in any event will make available to the Commission any such books and records that are available to Cinergy.

    Rule 53(a)(3): No more than 2% of the employees of Cinergy's operating utility subsidiaries, at any one time, directly or indirectly, render services to EWGs and FUCOs.

    Rule 53(a)(4): Cinergy will promptly submit a copy of this statement and of any Rule 24 certificate hereunder, as well as a copy of Cinergy's Form U5S and Exhibits H and I thereto, to each public utility commission having jurisdiction over the retail rates of any Cinergy utility subsidiary.

    Rule 53(b): The provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the provisions of Rule 53(b). Specifically:

    Rule 53(b)(1): Neither Cinergy nor any 10% subsidiary thereof (within the meaning of rule 53(b)(1)) is the subject of any pending bankruptcy or similar proceeding.

    Rule 53(b)(2): Cinergy's average consolidated retained earnings for the four quarters ended September 30, 1997 were approximately $992 million, as compared to approximately $1.01 billion for the four quarters ended June 30, 1997, a decrease of about $18 million or 2%.

    Rule 53(b)(3): For the year ended December 31, 1996, Cinergy did not report operating losses attributable to its direct and indirect investments in EWGs and FUCOs in an amount greater than 5% of consolidated retained earnings.

Item 2.  Fees, Commissions and Expenses

    Total estimated fees, commissions and expenses ("Fees") payable by Cinergy or any associate company in connection with the proposed transactions are $525,000, comprised of Fees of Reid & Priest LLP of $25,000 and Fees of McKinsey & Company, Inc. United States ("McKinsey") of $500,000.

Item 3.  Applicable Statutory Provisions

    The proposed transactions are or may be subject to sections
2(a)(29)(B), 8, 9(a)(1), 9(c)(3), 10(c)(1) and 11(b)(1) of the Act and
rules 40(a)(5), 54 and 58 thereunder.

      A.  Legal Analysis:  Retention of CG&E Gas Properties

          1.  Statutory Framework

    Cinergy's acquisition and retention of CG&E's gas properties is or may be subject to sections 2(a)(29)(B), 8, 9(a)(1), 10(c)(1) and 11(b)(1) of the Act. Section 8 prohibits registered holding companies from acquiring interests in combination utilities serving substantially the same territory unless the acquisition is consistent with applicable state law. Section 9(a)(1) requires prior Commission approval for acquisitions of securities or utility assets. Section 10(c)(1) bars Commission approval of an acquisition that would be "detrimental to the carrying out of the provisions of section 11." Section 11(b)(1) generally limits the utility properties of a registered holding company to a "single integrated public utility system," either gas or electric. Section 2(a)(29)(B) defines an integrated gas public utility system as:


         a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more States,
    not so large as to impair   the advantages of localized management,
    efficient operation, and the effectiveness of regulation[;] Provided, That gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

    The general rule notwithstanding, a registered holding company may own one or more additional integrated systems if each additional system satisfies clauses (A) through (C) of section 11(b)(1) (the "ABC Clauses"). The Commission must find that:

    (A) Each of such additional systems cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such system;

    (B) All of such additional systems are located in one State, or in adjoining States, or in a contiguous foreign country; and

    (C) The continued combination of such systems under the control of such holding company is not so large (considering the state of the art or the area or region affected) as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation.

         2.  Characterization of CG&E Gas Properties

    As a threshold matter, it must be determined whether the gas properties of CG&E and its gas utility subsidiaries, ULH&P and Lawrenceburg, constitute a single integrated gas system. As discussed earlier, the gas properties of CG&E and ULH&P are physically interconnected with each other (although not with those of Lawrenceburg); each of the three sets of properties is connected to at least two common interstate pipelines - Texas Gas Transmission Corporation and Texas Eastern Transmission Corporation; the combined properties are centrally managed, with a single organization within Cinergy purchasing gas supplies (sourced primarily from the Gulf of Mexico coastal area) and arranging interstate transportation for all three companies; finally, the combined properties are centrally monitored and operated from Cinergy's dispatch center in Cincinnati. These facts suggest that the combined properties may constitute a single integrated gas system within the ambit of the statutory definition.

        3.  Satisfaction of Statutory Standards for Retention of Gas
            Properties

    As discussed below, because it meets each of the tests prescribed in the ABC Clauses, Cinergy should be permitted to retain the gas properties of CG&E and its subsidiaries. Cinergy has submitted an analysis showing that a divestiture would burden the new stand-alone gas company with severe lost economies, approximately $52 million annually. Applied against historical operating results, these divestiture costs yield loss ratios exceeding each of the Engineers benchmarks enumerated below. The lost economies here are greater than those cited in the Commission's recent merger order approving the creation of New Century Energies as a new combination registered holding company. Divestiture of Cinergy's gas business would also impose substantial increased operating costs on Cinergy's remaining electric business - approximately $34 million per year./10/

    Beyond these technical and mathematical considerations, however, important policy concerns buttress Cinergy's position. Separation of the gas and electric businesses and even relatively minor operating cost increases would jeopardize the ability of each entity - the new gas company and the remnant CG&E - to compete effectively in today's environment. Furthermore, the basic premise underlying the Commission's traditional view favoring separate ownership of gas and electric properties - that competition between independent suppliers of gas and electricity in the same territory is the only viable form of customer choice - has little bearing on CG&E's own situation, whatever its continuing relevance as a general proposition. In November 1997, CG&E inaugurated a pilot program giving residential and small commercial customers the right to chose their natural gas supplier, with CG&E providing local delivery service. The pilot extends to CG&E's remaining customers the choice that has been available for several years to large volume commercial and industrial customers. Thus, today more than 80% of Cinergy's gas customers can chose their supplier.

        a.  ABC Clauses

    Cinergy readily meets the requirements of Clauses B and C of section
11(b)(1).


    CG&E's and its subsidiaries' gas properties are located in adjoining states - Ohio, Kentucky and Indiana - and therefore satisfy the geographical restrictions of Clause B. Regarding the size restrictions of Clause C, Cinergy's gas properties are only moderately large compared to other regional gas utilities (see Exhibit 7 to Exhibit I). As to other electric registered holding companies, New Century Energies' gas properties are larger than those of Cinergy, both on an absolute and relative basis. Cinergy's gas properties are centrally managed and operated from Cinergy's headquarters and dispatch center in downtown Cincinnati; thus there is no impairment of the advantages of "localized management" or "efficient operation." Finally, Cinergy's retention of the gas properties neither has impaired nor will impair "effectiveness of regulation." CG&E, ULH&P and Lawrenceburg continue to be subject to regulation as to retail gas and/or electric rates and other matters by the PUCO, the KPSC and the IURC. Moreover, in connection with the Cinergy merger in 1994 and Cinergy's registration as a holding company, Cinergy, CG&E and PSI Energy entered into comprehensive settlement arrangements and commitments conferring additional oversight and other rights on the Ohio, Kentucky and Indiana commissions to ensure effectiveness of regulation.

    The remaining question is whether Cinergy's divested gas properties would incur a "loss of substantial economies" as contemplated by Clause A.

    In addressing this question in previous cases, the Commission and the courts generally have looked to studies submitted by registered companies estimating the magnitude of increased operating costs to be borne by the divested gas properties./11/ The Commission's practice has been to apply various ratios to assess the estimates of increased costs contained in these divestiture studies - specifically, the ratios resulting from a comparison of the increased costs to the divested system's (I) total operating revenues, (ii) operating revenue deductions, (iii) gross income, and (iv) net income before federal taxes./12/ In an influential case from the 1940's involving Engineers Public Service Co., the Commission stated that cost increases resulting in a 6.78% loss of operating revenues, a 9.72% increase in operating revenue deductions, a 25.44% loss of gross income and a 42.46% loss of net income would afford an "impressive basis for finding a loss of substantial economies."/13/ The Engineers benchmarks were applied most recently by the Commission in its 1997 orders authorizing New Century Energies and Ameren to retain their gas properties.

    In the present case, Cinergy retained McKinsey to prepare a study identifying the increased operating costs that would apply to the divested gas properties. The study postulates the spin-off of the gas properties into a new stand-alone company and the operation of those properties after divestiture as a single integrated system. The study shows that severance of Cinergy's gas business would result in increased annual operating costs for the new stand-alone gas company of approximately $52 million, stemming primarily from the termination of shared services, the need to replicate functions, and certain one-time transition costs. In the absence of rate relief, the lost economies would result in a negative 0.75% rate of return on rate base for the stand-alone gas company./14/ In terms of the Engineers tests, and based on CG&E operating results for the 12 months ended September 30, 1997, these lost economies translate to 10.59% of gas operating revenues, 11.29% of gas operating revenue deductions, 171.24% of gas gross income, and 285.41% of gas net income./15/

    The ratios of increased costs in the present case, then, surpass each of the corresponding loss ratios in the Engineers case, and thus presumptively afford an "impressive basis"/16/ for finding that Cinergy satisfies Clause A. By contrast, in cases where the Commission has ordered divestiture, the highest estimated loss of operating revenues was 6.58%, considerably lower than the corresponding ratio here./17/ Finally, the lost economies here are significantly higher, in total and on a percentage basis, than those relied upon by the Commission in permitting New Century Energies to retain its gas business. For all these reasons, Cinergy's retention of the gas properties is clearly authorized under Clause A.

    In addition to the projected increased annual operating costs for the stand-alone gas company, a divestiture of Cinergy's gas business would also have a significant adverse impact on the remaining electric business, resulting in approximately $34 million in annual lost economies. (See
Section V of Exhibit I.) The primary sources of this detrimental impact on the remaining electric business are similar to those driving the increased costs for the stand-alone gas business, namely (1) loss of economies from a termination of shared services between the gas and electric businesses, (2) the need to hire and train new employees, and (3) increased revenue taxes, assuming that the lost economies are recoverable through increased rates.

    In short, since it meets all the standards of the ABC Clauses, Cinergy should be entitled to retain its gas business on that basis alone. However, additional considerations serve to make this an especially compelling case for retention.

        b.  CG&E Customer Choice

    As the Commission emphasized in the New Century Energies merger order, recent industry developments, such as the trend toward gas/electric convergence and the advent of retail competition, are germane to the Commission's analysis under Clause A. These qualitative factors may serve to "compound" or exacerbate dollar projections of lost economies. As the Commission stated:

             The gas and electric industries are converging, and, in these circumstances, separation of gas and electric businesses may cause the separated entities to be weaker competitors than they would be together. This factor adds to the quantifiable loss of economies caused by increased costs./18/

Likewise, the Commission observed that

       in a competitive utility environment, any loss of economies threatens a utility's competitive position, and even a small' loss of economies may render a utility vulnerable to significant erosion of its competitive position. The Commission's emphasis, in many early cases, upon evidence of a severe, crippling effect upon the separated system may be outmoded in a changing utility industry ... ./19/

    These important new features - convergence and increasing competition - prompted the Commission to reexamine its historic rationale for separate ownership of gas and electric properties:

          In the 1960s, when the NEES case was decided, utilities were primarily franchised monopolies with captive ratepayers, and competition between suppliers of gas and electricity, however limited, was virtually the only source of customer choice and was thus deemed
     beneficial to energy consumers.     The empirical basis for these
     assumptions, however, is rapidly eroding. Although franchised monopolies are still the rule, competition is increasing. Increased expenses of separate operation may no longer be offset, as they were in New England Electric System, by a gain of qualitative competitive benefits, but rather may be compounded by a loss of such benefits, as the Commission finds in this matter./20/

    But whereas these general observations had only limited application to the specific facts of that case - there is no indication that New Century's residential customers were free to choose their natural gas supplier - they are highly pertinent here. All of Cinergy's Ohio customers - the great majority of the total number of customers served by Cinergy - have the right to choose their natural gas supplier. Here then the facts at hand provide direct empirical support for the Commission's evolving view.

    On July 2, 1997, the PUCO approved implementation of a pilot program allowing CG&E's residential and small commercial (< 2000 Mcf/year) natural gas customers to choose their gas supplier and have CG&E provide local transportation of the gas, beginning November 1, 1997. The pilot extends to all CG&E's customers the choice that has been available since September 1994 to large volume commercial and industrial customers. Under the program, residential and small commercial customers may elect to have any qualified natural gas supplier provide its gas supply into CG&E's system, and CG&E will deliver that gas supply to the residence/commercial building. A customer can also elect (or do nothing) to remain a CG&E gas customer.

    A supplier becomes qualified under the program by completing a Gas Supply Aggregation/Customer Pooling Agreement with CG&E and providing the utility with certain documentation demonstrating the supplier's financial ability to perform its responsibilities under the program. Suppliers must also agree to comply with a Suppliers' Code of Conduct which, among other things, requires the supplier to communicate in clear, understandable language to customers the terms under which natural gas will be supplied and billed. For the duration of the pilot program, all suppliers must submit their advertising and contract language to the PUCO for review and approval to ensure clarity in communication.

    The pilot program has a minimum duration of two years (i.e., until October 31, 1999). The PUCO will make an interim assessment of the program's effectiveness. Cinergy anticipates that at the end of the pilot, the program will convert to a permanent arrangement.

    As of January 2, 1998, 4,304 residential customers had selected one of six qualified residential natural gas suppliers and 2,406 small commercial customers had selected one of thirteen commercial natural gas suppliers.

    B.  Legal Analysis:  Retention of 1994 Nonutility Interests

    Cinergy's proposed acquisition and retention of the Remaining Nonutility Interests is or may be subject to sections 9(a)(1), 9(c)(3), 10(c)(1) and 11(b)(1) of the Act and rules 40(a)(5), 54 and 58 thereunder.
  Section 9(a)(1) requires prior Commission approval for a registered holding company acquisition of an interest in any "other business."
Section 10(c)(1) precludes approval of an acquisition "detrimental to the carrying out of the provisions of section 11." Section 11(b)(1) limits the nonutility interests of a registered holding company to those that are "reasonably incidental, or economically necessary or appropriate" to the company's utility operations, including interests the Commission finds "necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning of such [integrated public utility] system." The Commission has construed these standards to require a "functional" relationship between the nonutility interests and the utility business.

    Section 9(c)(3) exempts from sections 9(a)(1) and 10 acquisitions of "such commercial paper and other securities, within such limitations as the Commission may by rules and regulations or order prescribe as appropriate in the ordinary course of business of a registered holding company or subsidiary company thereof and as not detrimental to the public interest or the interest of investors or consumers."

    Pursuant to section 9(c)(3), the Commission has adopted Rule 58, exempting from sections 9(a)(1) and 10 acquisitions of interests in "energy-related companies," subject to certain investment limitations and reporting requirements.

    Rule 40(a)(5) was also adopted pursuant to section 9(c)(3) and exempts small investments in local economic development or other nonutility enterprises where no affiliate relationship results. Under the rule, in any calendar year a registered holding company or its subsidiary may acquire (I) up to $5 million of the securities of local economic development corporations created under specific state laws promoting economic development, and (ii) up to $1 million of the securities of local industrial or nonutility enterprises.

    Cinergy's acquisition and retention of the Remaining Nonutility Interests (including the rule 58 companies) satisfies the standards just described. In each case retention is supported by previous orders of the Commission approving similar nonutility activities or investments and/or by the express terms of rule 58 or rule 40(a)(5).

      B.  Legal Analysis:  Retention of CG&E Remaining Nonutility Interests

        1.  Tri-State

    Tri-State's function is to acquire and hold real estate to support the utility business of CG&E and its subsidiaries. Tri-State is therefore "functionally" related to CG&E's utility business and retainable. The Commission recently authorized New Century Energies to retain a functionally similar nonutility company called "1480 Welton, Inc."/21/

        2.  KO

    If the Commission authorizes Cinergy to retain CG&E's gas business, Cinergy should also be permitted to retain KO - a CG&E gas pipeline subsidiary whose facilities physically interconnect with those of both CG&E and ULH&P, and which transports natural gas for both of those companies in connection with their gas supply businesses. The Commission recently authorized New Century Energies to retain a functionally similar subsidiary, West Gas Interstate, Inc./22/

        3.  Enertech

    Enertech is a named defendant in the pending lawsuit described above and is otherwise inactive. Cinergy requests authorization to retain Enertech, subject to the Activation Commitment.

        4.  Cinergy Resources


    Cinergy Resources derives substantially all of its revenues from the retail marketing of natural gas or electricity to residential, commercial and industrial customers in Ohio, Indiana and Kentucky and Pennsylvania. Cinergy Resources is a rule 58 company./23/

        5.  CG&E "Good Citizen" Limited Partnership Investments

    The Commission retained jurisdiction over five small "good citizen" limited partnership investments of CG&E: North Rhine I, North Rhine II and Franciscan Homes (dedicated to owning, rehabilitating and maintaining apartment buildings for low-income people within the CG&E service territory) and the two "Blue Chip" partnerships (investments in small and minority- or female-owned businesses in the service territories of CG&E and its subsidiaries). CG&E is a small (often very small) investor in these partnerships: North Rhine I - $9,000, 2% limited partnership interest; North Rhine II - $86,000 investment, 6% interest; Franciscan Homes - $2,000 investment, 2% interest; Blue Chip Capital - $721,000 investment, 2% interest; and Blue Chip Opportunity - $450,000 investment, 4% interest. In all these investments, CG&E is a passive investor; day-to-day management and control is vested exclusively in the general partner. Any approval rights held by CG&E as a limited partner concern only those fundamental matters affecting the partnership (such as changes in investment policy or replacement of the general partner) over which limited partners customarily retain consent rights.

    In short, the foregoing investments   intended to boost economic
development in the communities CG&E serves; small in amount; and not
involving the creation of any affiliate relationship   are classic "good
citizen" investments of the type previously approved by order under section 9(c)(3)/24/ and, depending on the aggregate amount of annual investments, eligible for the exemption afforded by rule 40(a)(5).

    C.  Legal Analysis:  Retention of PSI Remaining Nonutility Interests

        1.  Cinergy Capital & Trading

    Cinergy Capital & Trading derives or will derive substantially all of its revenues from the marketing and trading of energy commodities and associated derivatives throughout the United States as well as through related technical consulting services (such as with respect to economic restructuring of long-term power purchase arrangements). Cinergy Capital & Trading is a rule 58 company./25/

        2.  South Construction

    South Construction is retainable on the same basis as Tri-State: the primary purpose of each company is to acquire and hold realty in connection with the utility businesses of their operating company affiliates.

        3.  PSI Power Resource Development

    PSI Power Resource Development is presently inactive. Cinergy requests authorization to retain PSI Power Resource Development, subject to the Activation Commitment.

        4.  Cinergy-Cadence, Inc.

    The sole activity of Cinergy Cadence (formerly an inactive subsidiary, PSI power Resource Operations) is to hold Cinergy's one-third equity interest in the Cadence Network joint venture with New Century Energies and Florida Progress. As discussed, Cadence Network will market a variety of
energy-related products and services   including billing, information and
pricing services, energy management services, and commodity procurement to retail commercial customers that operate in multiple locations across the country. Since Cadence Network is a rule 58 company,/26/ Cinergy Cadence is also a rule 58 company./27/

        5.  Cinergy International

    Cinergy International is presently inactive. Cinergy requests authorization to retain Cinergy International, subject to the Activation Commitment.

        6.  PSI Sunnyside

    PSI Sunnyside is presently inactive. Cinergy requests authorization to retain PSI Sunnyside, subject to the Activation Commitment.

        7.  Cinergy Technology

    The primary focus of this company is to commercialize and market electrotechnologies. For example, as previously discussed, Cinergy Technology receives royalty payments from a third-party manufacturer for sales of certain portable electronic meters that can be used to record a variety of energy-related measurements, and has been working with certain other outside parties on commercializing certain stationary or "distributed" electric generation systems based on fuel cell technology. Following completion of the pending transfer to Cinergy Communications, Cinergy's ETC, of the telecomm contracts to which Cinergy Technology is now a party, Cinergy anticipates that it will claim rule 58 status for Cinergy Technology./28/ In any event, existing precedent confirms that Cinergy Technology is functionally related and retainable./29/

        8.  PSI T&D International/PSI Yacyreta

    These companies are presently inactive. Cinergy proposes to retain each of them, subject to the Activation Commitment.

        9.  PSI Energy "Good Citizen" Limited Partnership Investments

    As with the CG&E "good citizen" investments, these corresponding investments of PSI Energy are small and intended to benefit the local community: Cambridge Ventures and the CID Equity funds were established to provide venture financing for start-up and early stage Indiana and other Midwestern-based companies; Circle Centre Partners was formed to invest in the Circle Centre mall in downtown Indianapolis. PSI Energy is a passive investor in these funds; day-to-day operations and control are exercised exclusively by the general partners.

    The Commission has approved a number of similar passive investments in local venture capital funds comparable to PSI Energy's investments in Cambridge Ventures and the CID Equity funds./30/

    As discussed earlier, Circle Centre mall represents an important public/private partnership between the City of Indianapolis and the local business community to boost economic development in downtown Indianapolis. PSI Energy's service territory encircles the City, it has a vested interest in the City's economic fortunes. This investment is comparable to Ameren's investment in the Kiel Center in St. Louis and the St. Louis Blues Hockey Club./31/

Item 4.  Regulatory Approval

    No state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions.

Item 5.  Procedure

    Cinergy requests that the Commission issue a public notice of and order authorizing the proposed transactions as soon as practicable. Cinergy requests that there be no waiting period between the issuance of the Commission's order and its effective date. Cinergy waives a recommended decision by a hearing officer or other responsible officer of the Commission and consents that the Staff of the Division of Investment Management assist in the preparation of the Commission's order.

Item 6.  Exhibits and Financial Statements

        (a)  Exhibits:

             A The constituent instruments of the Remaining Nonutility Interests (including rule 58 companies) either have already been or will be filed as exhibits to Cinergy's Registration Statement on Form U5B and Cinergy's Annual Reports on Form U5S for the years ended December 31, 1995, 1996 and 1997, respectively, and are hereby incorporated by reference.

             B  Not applicable

             C  Not applicable

             D  Not applicable

             E Map showing Cinergy gas properties (incorporated by reference from Exhibit E-1 to original application-declaration in File No. 70-8427 as amended through date of Merger Order (as so amended, the "1994 Application"))

             F-1  Preliminary opinion of counsel (to be filed by amendment)

             G  Withdrawn

             H-1  Revised Cinergy system corporate chart (as of December
31, 1997)

             I Analysis of the Economic Impact of a Divestiture of the Gas Operations of Cinergy Corp., dated January 19, 1998 (supersedes Exhibit J-1 to 1994 Application)

Item 7.  Information as to Environmental Effects

   (a) The Commission's action in this matter will not constitute major federal action significantly affecting the quality of the human environment.

   (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                               SIGNATURE


    Pursuant to the requirements of the Act, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  February 6, 1998


                                     CINERGY CORP.



                                     By: /s/ William L. Sheafer
                                         Vice President and Treasurer

/1/ Specifically, (1) the subsidiary companies of Enertech Associates, Inc. (formerly Enertech Associates International, Inc.) namely, Beheer-En Beleggingsmaatschappij Bruwabel B.V., a Dutch company ("Bruwabel"), and its two Czech subsidiaries, Power Development s.r.o. and Power International s.r.o., (2) CGE ECK, Inc. and its Czech subsidiary, ECK s.r.o., (3) CGE Corp., (4) PSI Recycling, Inc., (5) Power Equipment Supply Company, (6) PSI Investments, Inc. and (7) Energy Services Inc. of Buenos Aires.

/2/ Specifically, (1) Cinergy Resources, Inc. (formerly CG&E Resource Marketing, Inc.), (2) Cinergy Capital & Trading, Inc. (formerly Wholesale Power Services, Inc.) and (3) Cinergy-Cadence, Inc. (formerly PSI Power Resource Operations, Inc.).

/3/ Specifically, (1) Enertech Associates, Inc., (2) PSI Power Resource Development, Inc., (3) Cinergy International, Inc., (4) PSI Sunnyside, Inc., (5) PSI T&D International, Inc. and (6) PSI Yacyreta, Inc.

/4/ PSI Resources, et al., Release No. 35-25570, July 2, 1992 (granting section 3(b) exemptions to, inter alia, PSI Energy Argentina, Inc., an Indiana corporation and wholly-owned subsidiary of PSI, in connection with proposed investment in Edesur, S.A., an Argentine electric transmission and distribution company); PSI Resources, Inc., et al., Release No. 35-25674, November 13, 1992 (granting section 3(b) exemptions to, inter alia, PSI Argentina, Inc. and Costanera Power Corporation, each Indiana corporations and direct or indirect wholly-owned subsidiaries of PSI, in connection with proposed investment in Central Costanera, S.A., an Argentine electric generating company).

/5/ For financial information covering 1996 and 1995 for Tri-State (and any other nonutility interest still retained by Cinergy over which the Commission reserved jurisdiction in the Merger Order), see Item 10 of Cinergy's Annual Reports on Form U5S for the years ended December 31, 1996 and 1995; see also the financial statements included with Cinergy's various 1997 quarterly reports on Form U-9C-3 (for more recent financial information concerning those of the 1994 nonutility interests that constitute rule 58 companies).

/6/  KO Transmission Co., 74 FERC P61,101 (1996).

/7/ In August 1997, pursuant to a separate 1995 rate settlement with Columbia Gas approved by the FERC in early 1997, KO applied to the FERC for a certificate of public convenience to acquire and operate certain additional undivided interests in discrete portions of Columbia Gas's Kentucky gas pipeline system. The application is pending. See FERC Docket No. CP97-720-000.

/8/  Wholesale Power Services, Inc., 72 FERC P61,284 (1995)

/9/ For further information regarding Circle Centre, see The Urban Land Institute, Project Reference File, Vol. 26, No. 12 (July-September 1996).

/10/  Cinergy's ownership of the gas properties presents no issues under section 8. The laws of Ohio and Kentucky no more prohibit Cinergy's than they did CG&E's ownership of both electric and gas properties serving the same territory. In 1994 the Kentucky commission approved Cinergy's acquisition of ULH&P, and the Ohio and Indiana commissions approved global settlement arrangements relating to the Cinergy merger.

/11/  See, e.g., New England Electric System, 41 SEC 888 (1964), rev'd SEC
v. New England Electric System, 346 F.2d 399 (1st Cir. 1966), rev'd and remanded, 384 U.S. 176 (1965), on remand, 376 F. 2d 107 (1st Cir. 1967), rev'd, 390 U.S. 2 (1968) ("NEES"); New Century Energies, Inc., Release No. 35-26748 (1997) ("New Century Energies"); UNITIL Corp., Release No. 35-25524
(1992) ("UNITIL"); Ameren Corp., Release No. 35-26809 (1997)
("Ameren").

/12/  See, e.g., New Century Energies, supra.

/13/ Engineers Public Service Company, 12 SEC 41, 59 (1942), rev'd on other grounds and remanded, 138 F.2d 936 (D.C. Cir. 1943), vacated as moot, 332 U.S. 788 (1947) ("Engineers").

/14/ Cf. UNITIL, supra, (authorizing retention where the rate of return for the divested gas properties was projected to be 2.01%).

/15/ The McKinsey study is based on the most recent public information for Cinergy and its subsidiaries then available, i.e., the 12 months ended September 30, 1997. Separate sections of the study establish that the study's findings based on September 1997 data are not an aberration. The stand-alone gas company's incremental operating costs also exceed the four Engineers benchmarks when (1) using operating results for Cinergy for any of the past five years, 1992 through 1996, and (2) when results for the 12 months ended September 30, 1997 are adjusted to reflect normalized weather conditions. See Sections I.A.2&3 of Exhibit I.

/16/  Engineers, supra, 12 SEC at 59.

/17/ See Engineers, supra, 12 SEC 41, cited in NEES, supra, 41 SEC at 898 n.22; see also General Public Utilities Corp., 32 SEC 807, 836 (1951) (4.87%; divestment required); NEES, supra, 41 SEC at 897-98 (4.83%; divestment required).

/18/ New Century Energies, supra, 1997 SEC Lexis 1583 at 52 (footnotes omitted).

/19/ Id., 1997 SEC Lexis 1583 at n.56 (citing 1995 Report by the Division of Investment Management entitled "The Regulation of Public-Utility Holding Companies" at 75).

/20/  Id., 1997 SEC Lexis 1583 at 54.

/21/  New Century Energies, supra, Appendix A.

/22/  Ibid.

/23/  Rule 58(b)(1)(v).

/24/ See, e.g., Ameren, supra, Appendix A (St. Louis Equity Fund; Housing Missouri LLC; Illinois Equity Fund Limited Partnerships); Georgia Power
Co., Release No. 35-26220 (1995); East Ohio Gas Co., Release No. 35-25046
(1990) (securities of affordable housing partnerships); see also Georgia Power Co., Release No. 35-25949 (1993); Hope Gas, Inc., Release No. 35-25739
(1993) (securities of local venture capital companies).

/25/  Rule 58(b)(1)(v) & (vii).

/26/  Rule 58(b)(1)(I), (v) & (vii).

/27/ Rule 58(b)(1)("energy-related company" defined as any company that directly "or indirectly, through one or more affiliates" engages in permitted activities).

/28/ Rule 58(b)(1)(ii) (development and commercialization of electrotechnologies related to energy conservation, storage and conservation, energy efficiency, waste treatment, greenhouse gas reduction, and similar innovations).

/29/ See, e.g., GPU International, Inc., Release No. 35-26631 (1996) (investment in alliance to develop, manufacture and market stationary electric power systems employing fuel cell technology); Cinergy Corp., Release No. 35-26562 (1996) (acquisition of limited partnership interest in fund formed to invest in companies wherever located engaged in developing and commercializing electric and gas technologies relating to electricity generation and storage; electric power quality; energy-related communications, control and information technologies; energy-saving end-use products; and transmission and distribution).

/30/ See Ameren, supra, Appendix A (Civic Ventures LLC); Georgia Power Co., Release No. 35-25949 (1993); Hope Gas, Inc., Release No. 35-25739
(1993); Northeast Utilities, Release No. 35-24585 (1988) (securities of local venture capital funds or companies).

/31/  Ameren, supra, Appendix A (Kiel Investments).